Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

Gabriella Lombardi tel 650.233.4670 gabriella.lombardi@pillsburylaw.com

November 6, 2014

Confidential Submission

Pursuant to

Title I, Section 106 under the

Jumpstart Our Business Startups Act and

Section 24(b)(2) of the Securities Exchange Act of 1934

Draft Registration Statement
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Invitae Corporation, a Delaware corporation (the “Company”), we hereby confidentially submit the Company’s draft Registration Statement on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission. The Company is an “emerging growth company” within the meaning of the JOBS Act.

Please direct all notices and communications with respect to this confidential submission to the following:

Invitae Corporation

Attention: Lee Bendekgey, Chief Financial Officer and General Counsel

458 Brannan Street

San Francisco, California  94107

Telephone: (415) 374-7782

Email: lee.bendekgey@invitae.com

www.pillsburylaw.com

With a copy to:

Pillsbury Winthrop Shaw Pittman LLP

Attention:  Gabriella Lombardi

2550 Hanover Street

Palo Alto, California 94304

Phone: (650) 233-4670

Email: gabriella.lombardi@pillsburylaw.com

Should you have any questions on this submission, please do not hesitate to contact me at (650) 233-4670

Very truly yours,

/s/ Gabriella Lombardi

Gabriella Lombardi

cc                                    Randal W. Scott, Ph.D., Chief Executive Officer

Lee Bendekgey, Chief Financial Officer and General Counsel

Mike Hird

Patty M. DeGaetano